SCHEDULE 13D
                                (Rule 13d-101)


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                   Under the Securities Exchange Act of 1934


                        HUGHES ELECTRONICS CORPORATION
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                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                  444418 10 7
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                                (CUSIP Number)
                            Arthur M. Siskind, Esq.
                         The News Corporation Limited
                         c/o News America Incorporated
                          1211 Avenue of the Americas
                           New York, New York 10036
                                (212) 852-7000
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     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                                   Copy To:
                             Howard L. Ellin, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                              New York, NY 10036
                                (212) 735-3000


                               December 22, 2003
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP NO. 444418 10 7            SCHEDULE 13D

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     1       NAME OF REPORTING PERSONS S.S.
             OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The News Corporation Limited

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                     (b)  |_|

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

             WC
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     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                   |_|

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Australia
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                                7      SOLE VOTING POWER
                                       470,420,752 - Common Stock
         NUMBER OF             ------------------------------------------------
          SHARES                8      SHARED VOTING POWER
       BENEFICIALLY                    0
         OWNED BY               -----------------------------------------------
           EACH                 9      SOLE DISPOSITIVE POWER
         REPORTING                     470,420,752 - Common Stock
          PERSON                -----------------------------------------------
           WITH                 10     SHARED DISPOSITIVE POWER
                                       0
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             470,420,752 - Common Stock

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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                          |_|
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             34% of Common Stock

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    14       TYPE OF REPORTING PERSON*
             CO

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

CUSIP NO. 444418 10 7             SCHEDULE 13D

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     1       NAME OF REPORTING PERSONS S.S.
             OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Fox Entertainment Group, Inc.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  |_|
                                                                  (b)  |_|

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     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO

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     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware, United States of America

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                                7      SOLE VOTING POWER
                                       470,420,752 - Common Stock
         NUMBER OF              -----------------------------------------------
          SHARES                8      SHARED VOTING POWER
       BENEFICIALLY                    0
         OWNED BY               -----------------------------------------------
           EACH
         REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON                       470,420,752 - Common Stock
           WITH                 -----------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       0
-------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 470,420,752 - Common Stock

-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                  |_|

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             34% of Common Stock

-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             CO

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

CUSIP NO. 444418 10 7             SCHEDULE 13D

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS S.S.
             OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             K. Rupert Murdoch

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  |_|
                                                                 (b)  |_|

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     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             Not Applicable

-------------------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                   |_|

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

-------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
                                       470,420,752 - Common Stock
         NUMBER OF              -----------------------------------------------
          SHARES                8      SHARED VOTING POWER
       BENEFICIALLY                    0
         OWNED BY               -----------------------------------------------
           EACH                 9      SOLE DISPOSITIVE POWER
         REPORTING                     470,420,752 - Common Stock
          PERSON                -----------------------------------------------
           WITH                 10     SHARED DISPOSITIVE POWER
                                       0

-------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 470,420,752 - Common Stock

-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                  |_|

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             34% of Common Stock

-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             IN

-------------------------------------------------------------------------------

CUSIP NO. 444418 10 7             SCHEDULE 13D


Item 1.  Security and Issuer.

         The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $0.01 per share (the "Common Stock") of Hughes Electronics Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2250 E. Imperial Highway, El Segundo, California 90245.

Item 2.  Identity and Background.

         This Statement is being filed by (i) The News Corporation Limited ("News Corporation"), an Australia corporation with its principal executive offices located at 2 Holt Street, Surry Hills, New South Wales 2010, Australia, (ii) Fox Entertainment Group, Inc. ("FEG"), a Delaware corporation, with its principal executive offices at 1211 Avenue of the Americas, New York, New York 10036, and (iii) K. Rupert Murdoch, a United States citizen, with his business address at 1211 Avenue of the Americas, New York, New York 10036.

         News Corporation, FEG and K. Rupert Murdoch are referred to herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen unless otherwise indicated.

         News Corporation is a diversified international media and entertainment company with operations in eight industry segments, including filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers, book publishing and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Italy, Asia, Australia and the Pacific Basin.

         Approximately 30% of the ordinary shares of News Corporation are owned by (1) K. Rupert Murdoch, (2) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and certain charities, and (3) corporations controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of the shares of News Corporation owned by such persons and entities, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, and Chairman and Chief Executive Officer of FEG, Mr. Murdoch may be deemed to control the operations of News Corporation and FEG.

         FEG, an indirect subsidiary of News Corporation, is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. News Corporation owns approximately 82% of the equity and 97% of the voting power of FEG.

         During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule 1 Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 22, 2003, News Corporation consummated a series of transactions whereby FEG acquired 470,420,752 shares of Common Stock, representing 34% of the outstanding Common Stock. Pursuant to the Stock Purchase Agreement, dated April 9, 2003, as amended, by and among News Corporation, the Issuer and General Motors Corporation ("GM"), News Publishing Australia Limited, a wholly owned subsidiary of News Corporation ("NPAL") acquired 274,319,607 shares of Class B Common Stock, par value $0.01, of the Issuer from GM in exchange for 28,574,776 Preferred American Depositary Shares of News Corporation ("Preferred ADSs") and approximately $3.1 billion in cash (the "GM / News Stock Sale"). Immediately thereafter, pursuant to the Agreement and Plan of Merger, dated as of April 9, 2003, as amended, by and between News Corporation, GMH Merger Sub, Inc. ("GMH Merger Sub") and Issuer, GMH Merger Sub merged with and into Issuer with Issuer surviving (the "Merger"). As a result of the Merger, NPAL acquired an additional 196,101,145 shares of Common Stock; in exchange therefor, Issuer's shareholders retained approximately .8232 of each share of Common Stock that they owned and received an aggregate of 102,135,359 Preferred ADSs. The cash purchase price paid to GM was from cash on hand at News Corporation. Immediately after the Merger, all shares of Class B Common Stock were automatically converted into shares of Common Stock.

         Immediately after consummation of the Merger, pursuant to the Transfer Agreement, dated as of April 9, 2003, by and among News Corporation, NPAL, News America Incorporated, Fox Entertainment Group Holdings, Inc., and FEG, NPAL transferred the entire 34% interest that it owned in the Issuer to FEG (through a series of inter-company transfers) in exchange for two promissory notes totaling $4.5 billion and approximately 74.5 million shares in FEG valued at $27.99 per share. As a result of the transfer, News Corporation's indirect equity interest in FEG increased from approximately 80.6% to approximately 82.0% and its voting power remained at approximately 97%.

         The foregoing descriptions of the Stock Purchase Agreement, Agreement and Plan of Merger, Transfer Agreement and the transactions related thereto, are qualified in their entirety by reference to each such agreement, copies of which are attached hereto as exhibits and are incorporated herein by reference.

Item 4.  Purpose of Transaction.

         News Corporation entered into the transactions described herein, which provided for the acquisition of 34% of the outstanding Common Stock, primarily in order to acquire an interest in a television distribution business in the United States and to complement its existing ownership of worldwide interests in direct-to-home television services.

         See Items 3 and 6, which are incorporated by reference herein

Item 5.  Interest in Securities of the Issuer.

         FEG is the record and beneficial owner of an aggregate of 470,420,752 shares of Common Stock, representing a 34% interest in the Issuer ("FEG Owned Shares"). News Corporation is the beneficial owner of FEG Owned Shares by virtue of its holding approximately 82% of the equity and 97% of the voting power of FEG. By reason of the ordinary shares of News Corporation owned by
(i) Mr. Murdoch, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and certain charities and (iii) corporations, including a subsidiary of Cruden, which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation and Chairman and Chief Executive Officer of FEG, Mr. Murdoch may be deemed to control the operations of News Corporation and FEG. For purposes of computing the percentage of beneficial ownership of the Reporting Persons, the total number of shares of Common Stock considered to be outstanding is 1,383,590,449.

         Other than as stated herein, no transactions were effected by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As of the date of this filing, the Issuer's Board of Directors consisted of eleven members. Under the certificate of incorporation and by-laws of the Issuer that were adopted in connection with the consummation of the transactions described herein, the Issuer's Board of Directors is required to consist of a majority of "independent" directors until such time as the "standstill" provisions in the new certificate of incorporation of the Issuer described below no longer apply.

         Following the consummation of the transactions, pursuant to the transaction agreements, Mr. Murdoch, the current Chairman of the Board of Directors and Chief Executive of News Corporation, was appointed Chairman of the Issuer, and Chase Carey, a director of, and an advisor to News Corporation prior to the transaction , was appointed Director, President and Chief Executive Officer of the Issuer. In addition, Mr. Peter Chernin, Executive Director and President of News Corporation, and Mr. David DeVoe, Executive Director, Senior Executive Vice President and Chief Financial Officer of News Corporation, were appointed to the Board of Directors of the Issuer.

         The Issuer's certificate of incorporation contains restrictions on the transfer of the Issuer's capital stock during the first year after completion of the transactions described herein. The excess stock provision of the Issuer's certificate of incorporation provides that, subject to certain exceptions, during the first year after completion of the transactions, no person may acquire, actually or constructively by virtue of certain of the attribution provisions of the Internal Revenue Code (the "Code"), any shares of the Issuer's capital stock which would cause such person to own, actually or constructively, 10% or more of any class of the Issuer's capital stock. This restriction did not apply to News Corporation's acquisition of 34% of the Issuer in the transactions described herein but will prevent News Corporation (and other persons treated as related to News Corporation under the Issuer's certificate of incorporation) from acquiring any additional shares, actually or constructively by virtue of certain of the attribution provisions of the Code, during the one-year period after completion of the transactions.

         The Issuer's certificate of incorporation contains a "standstill" provision that will prohibit the News group, which includes News Corporation, its subsidiaries, Cruden Investments Pty. Limited, Mr. Murdoch, certain persons that are related to Mr. Murdoch and certain trusts for the benefit of Mr. Murdoch, from collectively owning 50% or more of the Issuer's outstanding voting securities. This prohibition does not apply if:

         o any member of the News group commences a tender or exchange offer for all of the Issuer's outstanding voting securities or enters into an agreement to acquire all of such voting securities pursuant to a merger or other business combination transaction with the Issuer;

         o the News group acquires shares in a transaction that is approved by an affirmative vote of a majority of the independent directors of the Issuer's Board of Directors; or

         o a person that is not affiliated with any member of the News group acquires, or has announced its intention to acquire, 25% or more of the Issuer's outstanding voting securities or has announced its intention to effect a merger or other business combination transaction with the Issuer as a result of which such party would become the beneficial owner of 25% or more of the outstanding voting securities of the corporation surviving the merger or business combination, which merger or other business combination has been approved by the Issuer's Board of Directors.

         This standstill provision will cease to apply if:

         o a majority of the independent directors of the Issuer's Board of Directors so determines;

         o the News group acquires 50% or more of the Issuer's outstanding voting securities in a tender or exchange offer, merger, business combination transaction or other transaction under the circumstances described in the first two bullets above;

         o the News group acquires 80% or more of the Issuer's outstanding voting securities; or

         o any of Mr. Murdoch, Mr. Carey, Mr. Chernin or Mr. DeVoe (or any of their successors specified by a majority of these four directors or their successors) is not nominated by the nominating/ corporate governance committee for election to the Issuer's Board of Directors at any annual or special meeting of stockholders where such director's class of directors is up for election, or ceases to be a director between stockholder meetings and the nominating/ corporate governance committee of the Issuer's Board of Directors fails to appoint as a director to fill the vacancy a person that was specified by a majority of these four directors (or their successors), unless, at such time:

               o the News group owns, in the aggregate, less than 17% of the Issuer's outstanding voting securities; or

               o the wholly owned subsidiary of News Corporation that acquires the Issuer's common stock at the completion of the transactions has disposed of, in the aggregate, 25% or more of the securities acquired the GM / News Stock Sale and the Merger.

         See Item 3, which is incorporated by reference herein

         Except as described in this Statement, the Reporting Persons presently have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         1. Joint Filing Agreement of Schedule 13D.

         2. Stock Purchase Agreement, dated as of April 9, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation, incorporated by reference to Exhibit A to the Current Report on Form 6-K, SEC File No. 001-09141, of The News Corporation Limited, filed on April 14, 2003 (the "6-K").

         3. Amendment No. 1 to the Stock Purchase Agreement, dated as of April 25, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation, incorporated by reference to
Exhibit 2.2 to the Registration Statement on Form F-4, Registration No. 333-105853, of The News Corporation Limited, filed on June 5, 2003.

         4. Amendment No. 2 to the Stock Purchase Agreement, dated as of August 20, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation, incorporated by reference to
Exhibit 2.7 to Amendment No. 2 to the Registration Statement on Form F-4, Registration No. 333-105853, of The News Corporation Limited, filed on August 21, 2003 ( "Amendment No. 2 to the F-4").

         5. Letter Agreement, dated August 15, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited, GMH Merger Sub, Inc. and General Motors Corporation, incorporated by reference to Exhibit 2.6 to Amendment No. 2 to the F-4.

         6. Agreement and Plan of Merger, dated as of April 9, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited and GMH Merger Sub, Inc., incorporated by reference to Exhibit B to the 6-K.

         7. Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 16, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited and GMH Merger Sub, Inc., incorporated by reference to
Exhibit 2.5 to Amendment No. 1 to the Registration Statement on Form F-4, Registration No. 333-105853, of The News Corporation Limited, filed on July 24, 2003.

         8. Separation Agreement, dated as of April 9, 2003, by and between General Motors Corporation and Hughes Electronics Corporation, incorporated by reference to Exhibit C to the 6-K.

         9. Amended and Restated Certificate of Incorporation of Hughes Electronics Corporation, incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K, SEC File No. 0-26035, of Hughes Electronics Corporation, filed on December 22, 2003 ("Hughes 8-K").

         10. By-laws of Hughes Electronics Corporation, incorporated by reference to Exhibit 99.3 to the Hughes 8-K.

         11. Transfer Agreement, dated as of April 9, 2003, by and among News Corporation, NPAL, News America Incorporated, Fox Entertainment Group Holdings, Inc., and FEG, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, SEC File No. 001-14595 of Fox Entertainment Group, filed on May 7, 2003.

         12. Letter Agreement, dated as of December 16, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited and GMH Merger Sub, Inc.

                                  SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated:  December 22, 2003


                                        The News Corporation Limited

                                        /s/ Arthur Siskind
                                        ------------------------------------


                                        Fox Entertainment Group, Inc.

                                        /s/ Arthur Siskind
                                        ------------------------------------


                                        K. Rupert Murdoch

                                        /s/ K. Rupert Murdoch
                                        ------------------------------------

                                  SCHEDULE I

         The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting
Persons:


                         THE NEWS CORPORATION LIMITED


Geoffrey C. Bible
Principal, Wagga Enterprises
Non-Executive Director
c/o News America Incorporated
1211 Avenue of the Americas
New York, NY  10036


Chase Carey
President and Chief Executive Officer, Hughes Electronics Corporation c/o News America Incorporated
1211 Avenue of the Americas
New York, NY  10036


Peter Chernin
President and Chief Operating Officer, The News Corporation Limited c/o Fox Entertainment Group, Inc.
10201 West Pico Blvd.
Los Angeles, CA  90035


Ken Cowley(1)
Chairman, Independent Newspapers Ltd.
Non-Executive Director, The News Corporation Limited
c/o The News Corporation Limited
2 Holt Street
Surry Hills, NSW  2010
Australia


David F. DeVoe
Sr. Exec. Vice President and Chief Financial Officer, The News Corporation Limited c/o News America Incorporated 1211 Avenue of the Americas
New York, NY  10036


Rod Eddington(2)
CEO, British Airways plc
Non-Executive Director, The News Corporation Limited
c/o News America Incorporated
1211 Avenue of the Americas
New York, NY  10036


Andrew Knight(3) UK
Non-Executive Director, Rothschild Investment Trust Capital Partners plc Non-Executive Director, The News Corporation Limited
c/o News America Incorporated
1211 Avenue of the Americas
New York, NY  10036


Graham Kraehe(4)
Chairman, BHP Steel Limited
Non-Executive Director, The News Corporation Limited
c/o The News Corporation Limited
2 Holt Street
Surry Hills, NSW  2010
Australia


K.R. Murdoch
Chairman and Chief Executive, The News Corporation Limited
c/o News America Incorporated
1211 Avenue of the Americas
New York, NY  10036


Lachlan Murdoch
Deputy Chief Operating Officer, The News Corporation Limited
c/o News America Incorporated
1211 Avenue of the Americas
New York, NY  10036


Thomas J. Perkins
Principal, Kleiner Perkins Caufield & Byers
Non-Executive Director, The News Corporation Limited
c/o News America Incorporated
1211 Avenue of the Americas
New York, NY  10036


Stanley S. Shuman
Managing Director, Allen & Company LLC
Non-Executive Director, The News Corporation Limited
c/o News America Incorporated
1211 Avenue of the Americas
New York, NY  10036


Arthur M. Siskind
Sr. Exec. Vice President and Group General Counsel, The News Corporation Limited c/o News America Incorporated 1211 Avenue of the Americas
New York, NY  10036


------------
1 Citizen of Australia
2 Citizen of Australia
3 Citizen of the United Kingdom
4 Citizen of Australia

                     FOX ENTERTAINMENT GROUP, INC. ("FEG")
                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS


Peter Chernin
Director, President and Chief Operating Officer, The News Corporation Limited President and Chief Operating Officer, FEG
c/o FEG
10201 West Pico Blvd.
Los Angeles, CA  90035


Christos Cotsakos
Managing Partner, Pennington Ventures LLC
Director, FEG
c/o FEG
1211 Avenue of the Americas
New York, New York  10036


David F. DeVoe
Sr. Exec. VP and Chief Financial Officer, The News Corporation Limited Senior Executive Vice President and Chief Financial Officer, FEG
c/o FEG
1211 Avenue of the Americas
New York, New York  10036


Thomas W. Jones
Chairman and Chief Executive Officer, Global Investment Management and Asset Group, Citigroup
Director, FEG
c/o FEG
1211 Avenue of the Americas
New York, New York  10036


Lachlan Murdoch
Deputy Chief Operating Officer, The News Corporation Limited
c/o News America Incorporated
1211 Avenue of the Americas
New York, New York  10036


K.R. Murdoch
Chairman and Chief Executive, The News Corporation Limited
Chairman and Chief Executive Officer, FEG
c/o FEG
1211 Avenue of the Americas
New York, New York  10036

Peter J. Powers
President and Chief Executive Officer, Powers Global Strategies, LLC
Director, FEG
c/o FEG
1211 Avenue of the Americas
New York, New York  10036


Arthur M. Siskind
Sr. Exec. VP and Group General Counsel, The News Corporation Limited Sr. Exec. VP and General Counsel, FEG
c/o FEG
1211 Avenue of the Americas
New York, NY  10036

EXHIBIT A

                            JOINT FILING AGREEMENT


We, the signatories of the statement on Schedule 13D filed with respect to the Common Stock of the Issuer, to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934.


Dated:   December 22, 2003


                                             The News Corporation Limited


                                             /s/ Arthur Siskind
                                             ----------------------------------


                                             Fox Entertainment Group, Inc.


                                             /s/ Arthur Siskind
                                             ----------------------------------


                                             K. Rupert Murdoch


                                             /s/ K. Rupert Murdoch
                                             ----------------------------------

EXHIBIT 12



December 16, 2003



The News Corporation Limited
1211 Avenue of the Americas
New York, NY  10036

GMH Merger Sub, Inc.
1211 Avenue of the Americas
New York, NY  10036

Dear Sirs:

Consistent with the provisions of Section 15 of the Agreement and Plan of Merger by and among Hughes Electronics Corporation, The News Corporation Limited and GMH Merger Sub, Inc. (the "Merger Agreement") and Exhibit A to the Merger Agreement, this letter will confirm that the parties have reached mutual agreement on those matters deferred in Exhibit A. Specifically, the parties have agreed to the following:

1. The independent director to be determined by mutual agreement at a later date is Ralph F. Boyd, Jr.

2.    The composition of committees of the Board is as follows:

      Audit Committee

                  James M Cornelius, Chairman
                  Ralph F. Boyd, Jr.
                  Peter A Lund

      Compensation Committee

                  John L. Thornton, Chairman
                  Charles R. Lee
                  Peter A. Lund

      Nominating/Corporate Governance Committee

                  John L. Thornton, Chairman
                  Ralph F. Boyd, Jr.
                  Charles R. Lee

3.    The class designations for the Board are as follows:

      Class I Directors

                  K. Rupert Murdoch
                  Neil R. Austrian
                  Charles R. Lee

      Class II Directors

                  Ralph F. Boyd, Jr.
                  James M. Cornelius
                  David F. DeVoe
                  Eddy W. Hartenstein

      Class III Directors

                  Chase Carey
                  Peter F. Chernin
                  Peter A. Lund
                  John L. Thornton

Please confirm your agreement by executing the acknowledgement below.

                                                Very truly yours,

                                                /s/ Larry D. Hunter
                                                ----------------------------
                                                Larry D. Hunter
                                                Senior Vice President and
                                                General Counsel


Acknowledged and confirmed:

The News Corporation Limited


/s/ Arthur M. Siskind
---------------------------------
Arthur M. Siskind
Director


GMH Merger Sub, Inc.


/s/ Arthur M. Siskind
---------------------------------
Arthur M. Siskind
Senior Executive Vice President